 1-A/A LIVE 0001687263 XXXXXXXX 024-10624 false false false PHOENIX REALTY, INC. DE 2016 0001687263 6500 35-2572195 0 0 FRANKLIN OGELE 245 PARK AVE NY 10167 212-803-8124 FRANKLIN OGELE, ESQ Other 6500.00 0.00 0.00 0.00 6500.00 3500.00 0.00 3500.00 3000.00 6500.00 0.00 3500.00 0.00 -3500.00 0.00 0.00 N/A COMMON CLASS A & B 30000000 N/A N/A NONE 0 N/A N/A NONE 0 N/A N/A true true false Tier1 Unaudited Equity (common or preferred stock) Y N N Y N N 10000000 75000000 2.00 20000000.00 0.00 0.00 0.00 20000000.00 true false CA FL NJ NY NC PA SC TX false PHOENIX REALTY, INC. COMMON STOCK 30000000 0 3000 @ $0.0001 PAR section 4(a)(2). An issuer not involved in any public offering. All securities sold to current directors only.